OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained in Arcelor’s consolidated financial statements and related notes previously filed with the Securities and Exchange Commission on a Form 6-K of Mittal Steel, filed with the SEC on February 22, 2007.

Overview

Key Factors Affecting the Business

The steel industry has been highly cyclical and is affected significantly by general economic conditions and other factors such as worldwide production capacity, fluctuations in steel imports/exports and tariffs.

Global Economic Environment

The global economy recorded strong gross domestic product (“GDP”) growth in 2006, at 4.0% in real terms. This strong performance was due to a recovery in Euro area growth after five years of slow growth and a continuation of strong growth in emerging markets. The U.S. began to slow into the second half of 2006 as monetary policy tightening took effect, yet GDP growth at 3.3% remained strong.

High oil prices continued to benefit the major oil-exporting countries of the Commonwealth of Independent States (CIS) and the Middle East, while high commodity prices supported growth in both Africa and Latin America. Eastern Europe benefited from the recovery in the Euro area, through increased exports; China and India continued to underpin strong GDP growth in emerging Asia of around 7.5% in 2006.

Buoyed by increased investment and global trade, 2006 was also a year of strong manufacturing output, with global growth of 4.5%. Output was particularly strong in the mature economies. Germany saw a 6% growth in industrial production, and double-digit growth was recorded in the larger eastern European countries. China led the world, with manufacturing growth around 20% in 2006.

Global monetary tightening began towards the end of 2006, in response to historically high global liquidity and a global increase in inflation, however, inflation continued to be relatively subdued, averaging 3.2% in the U.S. and 2.1% in the European Union (“EU”), in part due to emerging Asian economies continuing to exert downward pressure on prices and consumer goods in particular.

The U.S. dollar averaged US$1.26 / €1 in 2006 weighed down by concerns over the U.S. current account deficit. Towards the end of the year, the U.S. dollar had fallen to a low of US$1.33 / €1 as the U.S. led the global slowdown and interest rate differentials moved against the currency.

Growth in Steel Industry

In 2006, world crude steel production totaled about 1,240 million tonnes, an increase of 8.6% compared to 2005. Regional trends contrasted sharply; most of this growth came from Chinese steelmakers (64%), which increased production by 17.7% to 419 million tonnes. As a result, China accounted for 33.7% of the total world production as opposed to 31% in 2005. Compared to 2005, steelmakers in the EU 15 and the U.S. were able to increase production volumes by 5.0% and 3.9% respectively.

Worldwide Crude Steel Production:

In millions of tonnes	2005	2006	2005/2006
World	1,141.9	1,239.9	+8.6%
EU 25	187.3	198.6	+6.0%
EU 15	165.1	173.4	+5.0%
EU 10	22.2	25.2	+13.6%
CIS	113.2	119.7	+5.8%
North and Central America	127.6	131.5	+3.1%
USA	94.9	98.6	+3.9%
South America	45.3	45.3	0.0%
Brazil	31.6	30.9	-2.2%
Asia	593.4	665.7	+12.2%
China	355.8	418.8	+17.7%
India	40.9	44.0	+7.7%
Japan	112.5	116.2	+3.3%

Source: International Iron and Steel Institute (IISI), March 2007

In 2006, world steel demand was strong in developing countries. Steel demand was supported by strong economic growth, continuous growth in capital spending and a rising replenishment of stocks in the U.S. and European markets.

Capital spending, which increased 6% year-on-year at the world level, was a major engine of world growth in 2006, largely due to growth in developing countries. High raw material and energy revenues have allowed developing economies, being large suppliers of these commodities, to finance large infrastructure projects, commercial buildings and industrial development. Capital spending growth in CIS reached 8.9%, 13% in China, 7.8% in India and 9.7% in Latin America during 2006.

There was a clear acceleration of apparent steel consumption in 2006 in all main regions. Investment growth provided a boost for the manufacturing sector. This upsurge in activity, stronger orders and higher confidence in industry (in mature economies) supported robust steel demand during 2006.

Apparent Steel Consumption (Finished steel products)	2006 % change over 2005
North America	11.1%
EU 25	11.2%
China	9.0%
Asia (excluding China)	2.3%
CIS	12.9%
Latin & South America	11.7%
World	8.5%

Source: IISI, March 2007 estimates

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In 2006, the steel industry experienced the effects of consolidation. More discipline among steel producers contributed to a strong reduction in supply due to a pro-active production cut by a more consolidated industry in the U.S. and in Europe. The U.S. and the EU 15 steel stock cycles amplitude was less dramatic compared with the huge overstocking of 2004 and the sharp destocking of 2005. A number of factors contributed to this including:

•	Robust global GDP and industrial production growth environment;
•	Growing steel demand in mature markets as well as booming emerging countries;
•	Increasing use of advanced technologies in steel products;
•	More services provided to the clients (distribution network/just-in-time deliveries, Research & Development (“R&D”), specific steel solutions);
•	Greater widespread use of annual contracts with inherently less price variation; and
•	More discipline due to steel market consolidation (production cuts when necessary).

Acquisitions and Divestitures

Arcelor has grown through joint ventures and the acquisition of numerous steel-making facilities and other assets, which constituted major operating subsidiaries during portions of the periods described below. Arcelor’s principal joint ventures and acquisitions since the start of 2003, which affected its results during the period from 2003 through the first half of 2006, are summarized below.

•

During 2004, Arcelor increased its holdings in CST (Companhia Siderúrgica de Tubarão - Brazil, Flat Carbon Steel) from 29.61% at December 31, 2003 to 73.34% at December 31, 2004 through a series of transactions with aggregate payments of €721 million. The remaining shares were acquired during 2005 in exchange for €167 million.

•

On May 7, 2004, Arcelor obtained control of Acindar (Industria Argentina de Aceros S.A., Argentina, Long Carbon Steel), through its subsidiary Belgo-Mineira (Brazil, Long Carbon Steel), by increasing its participation from 20.40% to 66.06% for a purchase price of €116 million. Acindar, previously accounted for using the equity method, is fully consolidated from May 1, 2004.

•

In October 2005, Arcelor obtained control of Acesita SA (Brazil, Stainless steel) by exercising put-call options included in the shareholders’ agreement of Acesita in exchange for €150 million. The last of these transactions was formalized on October 26, 2005. Following these acquisitions, Arcelor directly held 40.12% (including treasury shares) of the capital of Acesita (76.2% of the shares with voting rights). Acesita is fully consolidated from October 1, 2005.

•	On August 31, 2005, Arcelor acquired control of the company Huta Warszawa (Poland, Long Carbon Steel) in exchange for €77 million. Huta Warszawa is fully consolidated from September 1, 2005.
•

In March 2006, Arcelor acquired all of the outstanding common shares of Dofasco (Flat Carbon Steel, Canada) in exchange for CAD 5.6 billion (€ 4.0 billion), in cash. Dofasco has been fully consolidated from March 1, 2006. On April 3, 2006, Arcelor transferred 89% of the shares of Dofasco to the Strategic Steel Stichting (“S3”), an independent foundation under Dutch law, thereby removing Arcelor’s ability to sell or otherwise dispose of such shares without S3’s consent. In August of 2006, the boards of both Mittal Steel and Arcelor requested the directors of S3 to dissolve the foundation in order to allow the sale of Dofasco. On November 10, 2006, however, S3’s directors unanimously decided not to dissolve the foundation and to retain the Dofasco shares, thereby continuing to prevent their sale.

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Arcelor Business Sectors

Over the periods covered by this review, Arcelor operated its businesses in four main sectors, Flat Carbon Steel, Long Carbon Steel, Stainless Steel and Alloys and Arcelor Steel Solutions and Services, or A3S, which were also its accounting segments. References to “scope” in this section mean the scope of the operations of the Arcelor group, which may have increased or decreased over the periods presented due to acquisitions and consolidations or sales and disposals.

Flat Carbon Steel

Based principally upon an integrated industrial system (producing steel products from iron ore) the Flat Carbon Steel sector covers the full range of flat carbon steel products, including slabs, heavy plates, hot-rolled coils, cold-rolled coils and metallic and organic coated steel. These products are used in the automotive, household appliance, packaging, construction, civil engineering, mechanical engineering and processing industries. With mills located in Western Europe, Brazil and Canada, the sector is geographically close to its end users. For the six-month period ended June 30, 2006, the Flat Carbon Steels sector generated approximately 46% of consolidated revenues.

Long Carbon Steel

         Arcelor’s sales in the Long Carbon Steel sector generally fall in the following three categories: commodity products (rolled), specialty products (rolled) and wiredrawn products. Rolled long products are primarily used in the construction, infrastructure and equipment markets and include light-and medium-weight beams, merchant steel, concrete reinforcing bars, sheet piles and heavy beams. Wiredrawn products have a variety of uses, including tire manufacturing (steel cord), agriculture (vine wire), manufacturing (galvanized wire for cable reinforcement) and construction (fibers). For the six-month period ended June 30, 2006, the Long Carbon Steel sector generated approximately 16% of consolidated revenues.

Stainless Steel and Alloys

        Arcelor produces virtually the entire range of stainless steel and stainless steel alloy products. Arcelor produces flat stainless steel products, long stainless steel products and alloys, rolled stainless steel precision parts and flat nickel alloy products. Stainless steel is used in four specialist markets: household appliances, automotive (mainly in exhaust systems), construction and street furniture (facades and equipment) and industry (especially in the food, chemical and petroleum industries). Arcelor charged both a base price for stainless steel, which is fixed for standard quality stainless steel, and an alloy surcharge for certain alloys used in special types of stainless steel, such as autensic stainless steel. The alloy surcharge compensates Arcelor for the difference between the reference price (the historic price of certain metals used in stainless steel) and the average London Metals Exchange price of the antepenultimate and the penultimate months. This mechanism is used for nickel, chromium, molybdenum and titanium. For the six-month period ended June 30, 2006, the Stainless Steel and Alloys sector generated approximately 14% of consolidated revenues.

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Arcelor Steel Solutions and Services (A3S)

This sector uses steel produced by the Arcelor group or purchased from third parties. A3S is organized by activity into five business units, each responsible for its own management and sales policy and its own operational result. The Arcelor Distribution unit acts as a multi-specialist business with service expertise and facilities in close proximity to customers. Its regional distribution network supplies small customers locally, while also meeting the complex needs of industrial major key accounts and following the worldwide development of multinational companies. Arcelor Steel Services Centres provides flat carbon steel processing and logistics for automotive and industrial markets. Arcelor International specializes in large-scale exports and trading. Arcelor Projects is involved in projects in piled foundations, marine works and waterfront structures, retainment, landfill and waste disposal. Arcelor Construction operates light steel-based solutions for cladding and roofing. For the six-month period ended June 30, 2006, the A3S sector generated approximately 20% of consolidated revenues.

Other Activities

In addition to the above main business sectors, Arcelor has other business activities which are shown as “Other Activities” in the business sector reporting. These activities include, among others, the business of the Paul Wurth companies, which specialize in engineering plants and equipment for the steel and non-ferrous metal industries, Industeel, which specializes in plates, stainless steel and specialty steel and Circuit Foil, which specializes in the production of extremely thin copper sheets used in the manufacturing of printed circuits. For the six-month period ended June 30, 2006, the Other Activities sector generated approximately 4% of consolidated revenues.

Key Income Statement Line Items

Arcelor generates revenues through the sale of steel products and services in its main business sectors described above.

The main expense of the Arcelor group of companies is the raw materials used in the production of steel and related products. The main components of the raw materials and merchandise line item for 2005 are iron ore (20%), scrap (22%), solid fuels (25%) and raw materials for stainless steel (18%).

Other external expenses include, among others, maintenance costs on steel mills and related buildings used in Arcelor’s business, freight costs for the transportation of finished steel products, energy costs (such as electricity, natural gas and petroleum used in steel production), expenses with respect to services provided by subcontractors and sales commissions.

Staff costs are mainly made up of wages and salaries for employees of the Arcelor group and social charges, which include the contributions to defined contribution pension schemes, charges of the year in respect of provisions for early retirement, the employee profit-sharing scheme and the costs of equity-settled share based payments.

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Net financing costs primarily include interest income and interest charges along with the net foreign exchange result and dividends received and paid.

The description of “Other Expenses” in the summary below picks up the material income statement line item expenses aside from raw materials.

Critical Accounting Policies and Use of Judgments and Estimates

The information regarding and analysis of Arcelor’s operational results and financial condition are based on figures contained in the Arcelor consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The preparation of these financial statements requires Arcelor’s management to make judgments in relation to certain estimates and assumptions used in the application of accounting policies. These judgments and estimates are made on the basis of available facts and are a normal part of the process of preparing financial statements. While the use of different assumptions and estimates could have caused the results to be different from those reported, Arcelor believes that the possibility of material differences between two periods is lessened because of the consistency in the application of such judgments.

The accounting policies that Arcelor considers critical, in terms of the likelihood of a material impact arising from a change in the assumptions or estimates used in the application of the accounting policy in question, are outlined below.

Business Combinations

When an acquisition is completed by a series of successive transactions, each significant transaction is considered individually for the purpose of the determination of the fair value of the identifiable assets, liabilities and contingent liabilities acquired and hence the goodwill associated with the acquisition. This often results in positive or negative goodwill. Management often obtains appraisals and actuarial or other valuations in order to assist in determining the estimated fair value of assets acquired and liabilities assumed. Determining the assets and liabilities assumed requires significant judgment, often involving the use of significant estimates and assumptions, including future cash inflows and outflows, discount rates, asset lives, and market trends, among other items. This application of management’s judgment and estimates to account for acquisitions could significantly affect Arcelor’s financial statements.

Impairment of Long-Lived Assets Including Intangible Assets

The carrying amounts of Arcelor’s assets, other than inventories, deferred tax assets and assets related to employee benefit plans are reviewed at each balance sheet date to determine whether there is any indication of impairment. An impairment loss is recorded immediately where the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount. Impairment losses are recognized as an expense in the income statement. Arcelor continues to monitor both internal and external factors that could result in an impairment of long-lived assets.

Goodwill arising from an acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over Arcelor’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. Goodwill is reviewed for impairment annually at the cash generating unit level or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The impairment analysis is principally based on an estimate of discounted future cash flows at the operating unit level. Impairment losses recognized for goodwill are not reversed.

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Deferred Tax Assets

For each taxable entity, Arcelor uses the balance sheet liability method to calculate deferred taxes on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, as determined in accordance with the tax rules in force in the countries in which Arcelor conducts its operations. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. Arcelor annually reviews the deferred tax assets in the different jurisdictions in which it operates to assess the possibility of realizing such assets based on projected earnings. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which tax losses carried forward can be utilized. Therefore, taking into account the cyclical nature of the business, deferred tax assets may be recognized by companies that have incurred tax losses over the previous periods.

Litigation Charges

Since 2002, Arcelor’s Legal Affairs Department has prepared litigation reports at June 30 and December 31 of each year showing all existing litigation where the amounts at issue exceed €500,000.

When a dispute becomes a present obligation (after taking into account all available evidence to determine if the obligation is likely), which will require an outflow of resources to be settled and in so far as there is a reliable estimate of the amount of the obligation, a provision is booked. This provision is kept until the end of the limitation period (legal if any) if no new fact arises, or until the end of the applicable lawsuit.

Any unfavorable effect of a lower court ruling or a decision of a court of appeal should be translated in accounting terms even if an appeal or final appeal is lodged. If a favorable ruling is obtained in the lower court, the provision that was originally created should be kept if the other party appeals. In rare cases, it may be disputed whether certain events have occurred or whether those events result in a present obligation. In such a case, Arcelor determines whether a present obligation exists at the balance sheet date by taking account of all evidence, including, for example, the opinion of experts (internal or external lawyers, etc.). The evidence considered includes any additional evidence by events after the balance sheet date. Where it is more likely than not that a present obligation exists at the balance sheet date, Arcelor recognizes a provision. Otherwise, Arcelor discloses a contingent liability.

Environment

Arcelor generally estimates provisions related to environmental issues on a case-by-case basis, taking into account applicable legal requirements. A best estimate, based on available information, is calculated, provided that the available information indicates that the loss is probable and can be estimated in a sufficiently reliable manner. The term of the obligation must be reasonably fixed and the valuation of the obligation reasonably estimated. Examples of obligating events are: unlawful environmental damage, where a new regulation requires remediation of existing environmental damage or when the entity publicly accepts responsibility for rectification of environmental damage. Where details of a proposed new law have yet to be finalized, an obligation arises only when the legislation is virtually certain to be enacted as drafted.

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Operating Results

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Revenues

During the six months ended June 30, 2006, Arcelor’s consolidated revenues were €19,830 million, compared to €16,778 million for the six months ended June 30, 2005, an increase of 18.2% or 8.6% at a comparable scope. This increase was largely the result of the acquisition and full consolidation of Huta Warszawa (Poland), Acesita (Brazil) and Dofasco (Canada) along with increases of total steel volumes shipped by 8.8% within the same scope over the six months ended June 2005. The following table provides a summary of revenues at Arcelor in its sectors for the six months ended June 30, 2006 compared to the six months ended June 30, 2005:

	Revenues for the Six months ended June 30,		Changes in Revenues
Sector
	2006	2005
	(in EUR millions)	(in EUR millions)	(%)
Flat Carbon Steel	11,254	9,665	16.4
Long Carbon Steel	3,785	3,186	18.8
Stainless Steel and Alloys	2,789	1,975	41.2
Arcelor Steel Solutions and Services	4,621	4,403	4.9

Flat Carbon Steel

      Revenues in the Flat Carbon Steel sector for the six months ended June 30, 2006 were €11,254 million, compared to €9,665 million for the six months ended June 30, 2005, an increase of 16.4%. This increase was mainly due to the consolidation of Dofasco in March 2006, which contributed €1,413 million to revenues for the first half of 2006, along with increases in total volumes shipped compared to 2005. Total volumes shipped increased by 21% to 18,035 thousand tonnes from 14,893 tonnes for the first half of 2005. Without the increase in scope of operations, revenues would have increased €338 million, or 3.5%, compared to the same period in 2005 as they were negatively impacted by a decrease in average selling prices from July 2005.

Long Carbon Steel

             Revenues in the Long Carbon Steel sector for the six months ended June 30, 2006 were €3,785 million, an increase of 18.8% compared to €3,186 million for the six months ended June 30, 2005. This increase resulted primarily from the full consolidation of Huta Warszawa in August 2005, the consolidation of Sonasid (Société Nationale de Sidérurgie, S.A.) from June 1, 2006 and increased sales prices for long carbon steel which were partially offset by decreased revenues due to the divestment of the rods and bars mills in Spain and the small tubes mill in Argentina. Total volumes shipped increased by 13.0% to 7,022 thousand tonnes for the first half of the year compared to 6,216 thousand tonnes for the same period in 2005. On a comparable basis without accounting for changes in the scope of operations, revenues increased €885 million, or 27.8%, in the first half of 2006 compared to the first half of 2005.

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Stainless Steel and Alloys

            Revenues in the Stainless Steel and Alloys sector for the six months ended June 30, 2006 were €2,789 million, compared to €1,975 million for the six months ended June 30, 2005, an increase of 41.2% primarily due to the full consolidation of Acesita in October 2005. Without Acesita (which accounted for €560 million revenues in the period), consolidated revenues would have increased 12.9% compared to the same period in 2005. Shipped volumes amounted to 1,203 thousand tonnes for the first half of 2006 compared to 778 thousand tonnes in 2005 (with Acesita accounting for 352 thousand tonnes for the first six months of 2006). Increased demand over the period led to increased average base prices in the second quarter of 2006 (an increase of 16.5% in Europe and 12% in the U.S.). Additionally, increased prices for nickel, and thus larger alloy surcharges, also led to increased stainless steel prices, further impacting revenue.

Arcelor Steel Solutions and Services (A3S)

Revenues in the A3S sector for the six months ended June 30, 2006 were €4,621 million, compared to €4,403 million for the six months ended June 30, 2005, an increase of 4.9% primarily due to rising prices for long carbon steel and other steel products in the second quarter of 2006. Shipped volumes amounted to 7,409 thousand tonnes for the first half of 2006 compared with 6,865 thousand tonnes for the same period last year.

Cost of Raw Materials and Merchandise

       During the six months ended June 30, 2006, Arcelor’s consolidated cost of raw materials and merchandise were €9,801 million, compared to €7,412 million for the six months ended June 30, 2005, an increase of 32.2%. The increased costs were due to the increased scope of Arcelor’s operations from the consolidation of Huta Warszawa, Acesita and Dofasco and increased prices for raw materials used in steel production. The cost of raw materials and merchandise were 49.4% of consolidated revenue for the first half of 2006 compared to 44.2% for the same period in 2005 as the group was unable to pass along all raw material cost increases to customers. Pushed by strong demand, mainly from China, steel raw material prices, such as iron ore and coal, saw worldwide rises during the two periods.

Other Expenses

During the six months ended June 30, 2006, Arcelor’s consolidated other external expenses, were €3,971 million an increase of 17.9%, compared to €3,367 million for the six months ended June 30, 2005 largely as a result of the scope change between the two periods resulting from the consolidation of Huta Warszawa, Acesita and Dofasco and increased energy and freight costs. Other external expenses consisted of approximately the same percentage of consolidated revenues (20%) for both the six months ended June 30, 2006 and 2005. During the six months ended June 30, 2006, Arcelor consolidated staff costs increased 12.0% to €2,810 million, compared to €2,508 million for the six months ended June 30, 2005, primarily due to increased headcount as a result of the consolidations of Huta Warszawa, Acesita and Dofasco. During the six months ended June 30, 2006, Arcelor consolidated depreciation and amortization expenses were €746 million, compared to €740 million for the six months ended June 30, 2005.

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Operating Results

During the six months ended June 30, 2006, Arcelor consolidated operating results were €2,047 million, compared to €2,643 million for the six months ended June 30, 2005, a decrease of 22.6%. This reduction was largely attributable to increases in raw material costs over the period.

Flat Carbon Steel

      Operating results in the Flat Carbon Steel sector for the six months ended June 30, 2006 were €1,071 million, compared to €1,964 million for the six months ended June 30, 2005, a decrease of 45.5%, primarily due to the strong increase of raw material prices which increased approximately €900 million compared to the first half of 2005. Due to consolidation adjustments relating to the purchase method of accounting for business combinations as required by IFRS 3, “Business Combinations”, as assets and liabilities were valued at fair market leading to higher costs of goods sold, Dofasco did not start to contribute positively to operating results until the third quarter of 2006.

Long Carbon Steel

      Operating results in the Long Carbon Steel sector for the six months ended June 30, 2006 were €683 million, compared to €518 million for the six months ended June 30, 2005, an increase of 31.9%. This increase resulted partially from the full consolidation of Huta Warszawa from August 2005 of €6.7 million and continued contributions from assets in the Americas, which represented 58% of the increase, partially offset by increased prices for raw materials and costs of scrap metal in Europe, which increased by 13.7% over the period.

Stainless Steel and Alloys

       Operating results in the Stainless Steel and Alloys sector for the six months ended June 30, 2006 almost tripled to €166 million, from €59 million for the six months ended June 30, 2005. This increase was principally due to the consolidation of Acesita, which had an impact of €124 million, higher revenues and continuous improvements in efficiency.

Arcelor Steel Solutions and Services (A3S)

       Operating results in the Arcelor Steel Solutions and Services sector for the six months ended June 30, 2006 were €152 million, compared to €106 million for the six months ended June 30, 2005, an increase of 43.4%, primarily due to higher revenues. Because A3S generally has three months of inventories on hand, the higher costs in the first half of 2006 did not have as significant an impact as in other sectors.

Financing Costs

   Net financing costs for the six months ended June 30, 2006 were €635 million, compared to €31 million for the six months ended June 30, 2005. This increase was primarily due to a charge in the first half of 2006 of €326 million that reflected the fair market value of the conversion right on the OCEANE 2017 notes before Arcelor irrevocably waived the option to redeem the instruments in cash. The fair value of the conversion right was impacted by the increase in the value of the underlying Arcelor shares in the first half of 2006 compared to the first half of 2005 in connection with the tender offer by Mittal Steel.

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Financing costs also included non-recurring costs in connection with the merger, including a compensation fee of €140 million.

Share of Profits in Companies Accounted for Using the Equity Method

The share in the profits of companies accounted for using the equity method amounted to €173 million, compared to €165 million for the ended June 30, 2005, an increase of 4.8%. This change was the result of the full consolidation of Acesita (which decreased results as it was no longer accounted for using the equity method), which was more than offset by strong results at the DHS group in Germany and other entities accounted for using the equity method of accounting.

Tax Expenses

Arcelor had a tax benefit of €57 million for the six months ended June 30, 2006, compared to tax expenses of €534 million for the six months ended June 30, 2005. The tax benefit for the six months ended June 30, 2006 primarily related to decreased operating results and the capitalization of previously unrecognized tax losses carried forward in Belgium for an amount of €285 million following the implementation of an internal restructuring launched at the end of the first quarter of 2006.

Net Profit

Arcelor's net profit for the six months ended June 30, 2006 was €1,642 million, compared to €2,243 million for the six months ended June 30, 2005, a decrease of 26.8% due to the factors described above.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues

During the year ended December 31, 2005 Arcelor consolidated revenues were €32,611 million, compared to €30,176 million for the year ended December 31, 2004 an increase of 8.1% or 3.9% at a comparable scope. This was mainly due to increased prices for long and flat carbon steel and the consolidation of CST, Acindar and Acesita, as well as the acquisition of Huta Warszawa in the second half of 2005, which were partially offset by decreased shipped volumes, particularly in Europe. Volume shipments fell by 3.4% overall. The following table provides a summary of revenues at Arcelor in its sectors for the year ended December 31, 2005 compared to the year ended December 31, 2004:

	Revenues for the Year Ended ended December 31,		Changes in Revenues
Sector
	2005	2004
	(in EUR millions)	(in EUR millions)	(%)
Flat Carbon Steel	18,060	16,139	11.9
Long Carbon Steel	6,618	6,221	6.4
Stainless Steel and Alloys	4,028	4,577	(12.0)
Arcelor Steel Solutions and Services	8,656	8,267	4.7

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Flat Carbon Steel

Revenues in the Flat Carbon Steel sector for the year ended December 31, 2005 were €18,060 million, compared to €16,139 million for the year ended December 31, 2004, an increase of 11.9%, or 3.3% on a comparable scope. CST, which was consolidated as of October 1, 2004, represented the main part of the scope effect. The 3.3% variation resulted from an increase in average selling prices over the period, which impacted revenues by 12.7%, partially offset by a decline in shipped volumes, which negatively impacted revenues by 9.4%. Shipped volumes totaled 28.1 million tonnes for the year ended December 31, 2005, including 4.4 million tonnes from CST, an 11.9% decrease compared to 31.9 million tonnes in 2004 (including 1.7 million tonnes from three months consolidation of CST), principally related to an 11.4% decrease in shipped volumes in Europe. Shipped volumes were cut intentionally as Arcelor sought to adjust supply available in response to decreased demand in the market in the second and third quarters of 2005.

Long Carbon Steel

Revenues in the Long Carbon Steel sector for the year ended December 31, 2005 were €6,618 million, compared to €6,221 million for the year ended December 31, 2004, an increase of 6.4% or 12.4% at a comparable scope. This change resulted partially from a 10.7% increase in average selling prices, driven primarily by a “scrap surcharge” mechanism implemented to pass on increases in scrap costs to customers. It was also impacted by an appreciation of the Brazilian real over the period, the currency in which South America’s sales of long carbon products are principally made, which accounted for €491 million of revenues in the sector, partially offset by shipped volume decreases of 1.9% on a comparable scope and 7.7% overall.

Stainless Steel and Alloys

Revenues in the Stainless Steel and Alloys sector for the year ended December 31, 2005 were €4,028 million, compared to €4,577 million for the year ended December 31, 2004, a decrease of 12.0% primarily due to the reorganization of the group which removed the heavy plates business unit from the Stainless Steel sector and consolidated Acesita from October 1, 2005. At comparable scope, revenues decreased by 0.4%. The limited decrease resulted from a sharp increase in alloy surcharges in the first three quarters of 2005, offsetting basic sales prices (not including alloy surcharges) that averaged 20% less than in 2004. Shipped volumes fell by 25% compared to 2004 (9% at a comparable scope) to 1.6 million tonnes.

Arcelor Steel Solutions and Services (A3S)

Revenues in the A3S sector for the year ended December 31, 2005 were €8,656 million, compared to €8,267 million for the year ended December 31, 2004, an increase of 4.7%. At a comparable scope, revenues rose by 3.4%. This increase was primarily due to an increase in average selling prices over the period, which was partially offset by an 8.1% decrease in shipped volumes as shipped volumes were reduced as a result of a focus on price stability.

Cost of Raw Materials and Merchandise

During the year ended December 31, 2005, Arcelor consolidated costs of raw materials and merchandise were €15,991 million, compared to €14,759 million for the year ended December 31, 2004, an increase of 8.3% primarily due to increases in raw material prices, including iron ore (71.5% increase for Brazilian ore), coking coal (a doubling of the cost of free-on-board premium coal from Australia) and zinc (3-month forward contract price increased by 31%). The cost of raw materials and merchandise represented approximately the same percentage of consolidated revenues (49%) for both periods.

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Other Expenses

During the year ended December 31, 2005, Arcelor consolidated other external expenses, were €6,761 million, compared to €6,337 million for the year ended December 31, 2004, an increase of 6.7%, primarily due to increased scope, including the acquisition of Huta Warszawa and Acesita. During the year ended December 31, 2005, Arcelor consolidated staff costs were €4,899 million, compared to €4,748 million for the year ended December 31, 2004, an increase of 3.1%, primarily due to increased headcount. During the year ended December 31, 2005, Arcelor consolidated depreciation and amortization expenses were €1,294 million, compared to €1,225 million for the year ended December 31, 2004.

Operating Results

During the year ended December 31, 2005, Arcelor consolidated operating results were €4,376 million, compared to €3,314 million for the year ended December 31, 2004, an increase of 32.0%, primarily due to the consolidation of CST which contributed 46% of the increase and despite increases in raw material costs.

Flat Carbon Steel

Operating results in the Flat Carbon Steel sector for the year ended December 31, 2005 were €2,773 million, compared to €1,735 million for the year ended December 31, 2004, an increase of 59.8%, primarily due to the higher revenues described above along with operating efficiency improvements, partially offset by a sharp rise in raw material costs.

Long Carbon Steel

Operating results in the Long Carbon Steel sector for the year ended December 31, 2005 were €1,111 million, an increase of 2.9% compared to €1,080 million for the year ended December 31, 2004, but a 6.1% decrease at comparable scope due to increased costs of raw materials. The 2005 results also included non-recurrent gains of €113 million, primarily due to the sale of a steel mill in Spain.

Stainless Steel and Alloys

Operating results in the Stainless Steel and Alloys sector for the year ended December 31, 2005 were €93 million, compared to €127 million for the year ended December 31, 2004, a decrease of 26.8% or 17.1% at comparable scope. This primarily resulted from the changes in scope as mentioned above and lower revenues in the core stainless market compared to the previous period due to lower average selling prices for stainless products.

Arcelor Steel Solutions and Services

Operating results in the Arcelor Steel Solutions and Services sector for the year ended December 31, 2005 were €254 million, compared to €398 million for the year ended December 31, 2004. This decrease was primarily due to procurement costs, which could not be directly passed on to customers.

Financing Costs

Net financing costs for the year ended December 31, 2005 were €254 million, compared to €521 million for the year ended December 31, 2004, a decrease of 51.3%.

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These changes were primarily due to increases in the foreign exchange result of €293 million which includes unrealized gains of €82 million relating to the revaluation of exchange options falling outside the scope of cash flow hedging, partially offset by banking charges and commissions of €48 million.

Share of Profits in Companies Accounted for Using the Equity Method

Share of profits in companies accounted for using the equity method amounted to €317 million for the year ended December 31, 2005, compared to €413 million for the year ended December 31, 2004, a decrease of 23.7% primarily due to the consolidation of CST under Arcelor, which had a negative impact of €130 million (since CST was no longer accounted for under the equity method), which was partially offset by strong results at DHS in Germany, which had a positive impact of €100 million, and other entities accounted for using the equity method.

Tax Expenses

Tax expenses for the year ended December 31, 2005 were €161 million, compared to €513 million for the year ended December 31, 2004, a decrease of 68.7% mainly due to deferred tax losses carried forward in an amount of €109 million and decreases in deferred tax liabilities related to variations in exchange rates.

Net Profit

Arcelor’s net profit for the year ended December 31, 2005 was €4,278 million, compared to €2,693 million for the year ended December 31, 2004, an increase of 58.8%, due to the reasons described above.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues

During the year ended December 31, 2004 Arcelor consolidated revenues were €30,176 million, compared to €25,923 million for the year ended December 31, 2003 an increase of 16.4%, primarily due to higher average steel prices in the second half of 2004 and a 9.1% increase in volume shipments. The following table provides a summary of revenues at Arcelor in its sectors for the year ended December 31, 2004 compared to the year ended December 31, 2003:

	Revenues for the Year Ended ended December 31,		Changes in Revenues
Sector
	2004	2003
	(in EUR millions)	(in EUR millions)	(%)
Flat Carbon Steel	16,139	13,994	15.3
Long Carbon Steel	6,221	4,381	42.0
Stainless Steel and Alloys	4,577	4,280	6.9
Processing, Distribution and Trading*	8,267	7,954	3.9

*Referred to as Arcelor Steel Solutions and Services in the above summaries.

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Flat Carbon Steel

Revenues in the Flat Carbon Steel sector for the year ended December 31, 2004 were €16,139 million, compared to €13,994 million for the year ended December 31, 2003, an increase of 15.3% or 12.6% on a comparable scope. The growth on a comparable scope was primarily related to increased average sales prices of 10% over the period, primarily in the second half of the year, and increased volumes shipped of 6.1%. The consolidation of CST in October 2004 represented a scope impact of €394 million.

Long Carbon Steel

Revenues in the Long Carbon Steel sector for the year ended December 31, 2004 were €6,221 million, compared to €4,381 million for the year ended December 31, 2003, an increase of 42.0%. This was primarily due to increased average steel prices of 34% over the period along with scope effects from the consolidation of Acindar in Argentina from May 2004. The consolidation of Acindar contributed to the revenue change for €394 million. Shipped volumes increased by 9.8% to 13.4 million tonnes (including Acindar’s deliveries). Average selling prices increased 34% compared to 2003 largely due to the imposition of the “scrap surcharge” system introduced at the end of 2003 to offset increases of the prices of the scrap raw material and pass these increases on to customers.

Stainless Steel and Alloys

Revenues in the Stainless Steel and Alloys sector for the year ended December 31, 2004 were €4,577 million, compared to €4,280 million for the year ended December 31, 2003, an increase of 6.9% or 14.5% on a comparable basis. This change was due to a general increase in average total sales prices, especially linked to the alloy surcharge (which more than doubled from €800 per ton on average in 2004 compared to €400 per ton in 2003) and scrap surcharge, which did not exist in 2003, while the average market base price only grew by 1%. These positive price effects were partially offset by an 11.0% decrease in the volume of shipments largely resulting from certain disposals in 2004 whose impact on revenue was estimated at €325 million.

Arcelor Steel Solutions and Services (Processing, Distribution and Trading)

Revenues in the Arcelor Steel Solutions and Services sector for the year ended December 31, 2004 were €8,267 million, compared to €7,954 million for the year ended December 31, 2003, an increase of 3.9%. This change mainly related to average selling price increases of 26.5%, which were partially offset by decreases in scope of €678 million resulting from disposals of certain businesses during 2004 and the end of 2003, whose impacts were fully felt in 2004, resulting in a 6.9% decrease in total volumes shipped.

Cost of Raw Materials and Merchandise

During the year ended December 31, 2004, Arcelor consolidated costs of raw materials and merchandise were €14,759 million, compared to €12,095 million for the year ended December 31, 2003, an increase of 22.0% primarily due to increases in the average prices of raw materials, including iron ore (15%), coking coal (30%) and zinc (26%) and increases in scope from the consolidation of CST and Acindar. The cost of raw materials and merchandise represented approximately 49% of consolidated revenues for the year ended December 31, 2004 and 47% of consolidated revenues for the same period in 2003.

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Other Expenses

During the year ended December 31, 2004, Arcelor consolidated other external expenses were €6,337 million, compared to €6,307 million for the year ended December 31, 2003 mainly due to increased scope of operations. During the year ended December 31, 2004, Arcelor consolidated staff costs were €4,748 million, compared to €4,951 million for the year ended December 31, 2003, a decrease of 4.2%, primarily due to reduced staff count, notwithstanding the increased scope of operations. During the year ended December 31, 2004, Arcelor consolidated depreciation and amortization expenses were €1,225 million, compared to €1,601 million for the year ended December 31, 2003. This decrease was primarily the result of a significant impairment loss in the Stainless Steel sector in 2003 mainly as a result of the revaluation of assets to their fair market value at certain Arcelor subsidiaries.

Operating Results

During the year ended December 31, 2004, Arcelor consolidated operating results were €3,314 million, compared to €858 million for the year ended December 31, 2003. This increase was primarily due to increased revenues partially offset by higher raw material costs. The increased gross margin accounted for approximately 71% of the change in operating results.

Flat Carbon Steel

Operating results in the Flat Carbon Steel sector for the year ended December 31, 2004 were €1,735 million, compared to €843 million for the year ended December 31, 2003. This substantial increase was due to an increase in revenues and the full consolidation of CST, partially offset by increases in raw material costs.

Long Carbon Steel

      Operating results in the Long Carbon Steel sector for the year ended December 31, 2004 were €1,080 million, compared to €313 million for the year ended December 31, 2003. This increase was due to the consolidation of Acindar in Argentina in May 2004, which contributed €189 million, and an increase in revenues on a comparable scope, without an equivalent increase in costs.

Stainless Steel and Alloys

       Operating results in the Stainless Steel and Alloys sector for the year ended December 31, 2004 were €127 million, compared to an operating loss of €453 million for the year ended December 31, 2003. The result improved largely due to increased revenues mainly due to alloy surcharges which were not totally offset by increased costs and management gains from cost reduction programs, which together accounted for €246 million, or approximately 42.4% of the increase, along with the fact that there was a significant impairment loss of €324 million in 2003.

Arcelor Steel Solutions and Services (Processing, Distribution and Trading)

Operating results in the Arcelor Steel Solutions and Services sector for the year ended December 31, 2004 were €398 million, compared to €128 million for the year ended December 31, 2003. This increase was primarily due to the ability to pass on increases in raw material costs to customers, efficiency gains of approximately €11 million and a positive stock valuation effect due to increased prices, partially offset by a non-recurring gain on the sale of a plastics division recognized in 2003 without a similar gain in 2004.

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Financing Costs

Net financing costs for the year ended December 31, 2004 were €521 million, compared to €462 million for the year ended December 31, 2003, an increase of 12.7% primarily due to unrealized losses of €185 million relating to the revaluation of derivatives acquired in order to hedge the purchases of raw materials in 2005 partially offset by proceeds of approximately €52 million from the disposal of certain interests in subsidiaries.

Share of Profits in Companies Accounted for Using the Equity Method

Share of profits in companies accounted for using the equity method amounted to €413 million for the year ended December 31, 2004, compared to €140 million for the year ended December 31, 2004. This substantial increase was primarily due to substantial gains at Acesita in Brazil equal to €58 million and increased profit and an increased ownership percentage at CST prior to full consolidation from October 1, 2004.

Tax Expenses

Tax expenses for the year ended December 31, 2004 were €513 million, compared to €135 million for the year ended December 31, 2003. This substantial increase in tax expenses was primarily due to a significant increase in the current tax in 2004, which resulted from increased results of operations.

Net Profit

Arcelor’s net profit for the year ended December 31, 2004 was €2,693 million, compared to €401 million for the year ended December 31, 2003. This substantial increase was due to the factors described above.

Liquidity and Capital Resources

Arcelor’s principal sources of liquidity during the period under review were cash generated from its operations and an €2,000 million commercial paper program to cover working capital requirements.

At June 30, 2006 Arcelor cash and cash equivalents amounted to €3,356 million as compared to €4,645 million at December 31, 2005. Furthermore, at June 30, 2006 the Arcelor group had lines of credit from financial institutions totaling over €10,600 million (December 31, 2005: over €5,000 million). At June 30, 2006, €3,616 million of the €10,600 million limit was utilized.

In addition to the credit facilities listed above, Arcelor may benefit from non-recourse sale of receivables for a total limit up to €2,000 million. At June 30, 2006, €1,789 million were drawn from this credit facility.

As of June 30, 2006, Arcelor’s total debt, which includes long-term debt, short-term debt, dividends payable and borrowings under working capital facilities, was €10,246 million, compared to €5,964 million as at December 31, 2005. This increase mainly related to a €3,000 million loan by Crédit Mutuel Group. As of June 30, 2006, Arcelor’s external debt bore interest at varying levels based on a combination of fixed and variable interest rates. A substantial amount of Arcelor’s external debt (approximately 80%) was denominated in Euro with approximately a further 13% denominated in U.S. dollars. Under some of the loan agreements and bonds outstanding, Arcelor's subsidiaries are required to comply with certain financial covenants. As of June 30, 2006, Arcelor’s operating subsidiaries were in compliance with all such covenants. Arcelor Finance (a wholly owned subsidiary of Arcelor) has also guaranteed €114 million of debt of its operating subsidiaries and some of these guarantees have provisions whereby a default by one operating subsidiary could, under certain circumstances, lead to defaults at other operating subsidiaries. Any possible invocation of any of these guarantees could cause some or all of the other guaranteed debt to accelerate, creating severe liquidity pressures.

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Shareholders’ Equity

Shareholders’ equity increased to €17,974 million at June 30, 2006 compared to €17,633 million at December 31, 2005, €14,728 million at June 30, 2005, €12,227 million at December 31, 2004 and €7,393 million at December 31, 2003.

Cash Flows

Six months ended June 30, 2006

For the six months ended June 30, 2006, cash flow from operating activities was €1,434 million principally reflecting profit after tax of €1,642 million for the period. Working capital increased by €516 million during the period, primarily due to an increase of trade receivables of €829 million due to seasonal and cyclical effects, partially offset by an increase of trade payables of €262 million and an increase of other payables of €257 million.

Net cash used in investing activities was €5,317 million of which €4,021 million was used in connection with the acquisition of Dofasco and €1,053 million related to acquisitions of tangible and intangible assets (including €405 million as part of a capacity increase project for CST and €150 million for the relining of blast furnaces in certain European mills).

Net cash provided by financing activities was €2,408 million resulting from the €4 billion Term Loan Facility entered into in March 2006 of which €3,749 million was drawn down, reduced by the distribution of a gross dividend of €1,341 million.

Six months ended June 30, 2005

Cash flow from operating activities was €2,004 million for the six months ended June 30, 2005 principally reflecting profit after tax of €2,243 million.

Net cash used in investing activities was €894 million for the six months ended June 30, 2005 of which €728 million was used in connection with the acquisition of tangible and intangible assets.

Net cash used in financing activities of €1,289 million was used in the payment of a gross dividend of €477 million and the servicing of borrowings of €824 million.

Year ended December 31, 2005

For the year ended December 31, 2005, cash flow from operating activities was €4,464 million principally reflecting profit after tax of €4,278 million. Working capital increased by €615 million during the period, primarily due to an increase in inventories of €779 million resulting from higher average steel prices, partially offset by an increase of trade payables of €231 million.

Net cash used in investing activities increased to €1,606 million of which a gain of approximately €656 million resulting from the disposal of subsidiary companies and financial assets was more than offset by the €2,070 million acquisition of tangible and intangible assets (including €480 million for an increase in capacity at CST and €300 million for the improvement of galvanizing lines, blast furnaces and a capacity increase at certain mills in France).

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For the year ended December 31, 2005, net cash used in financing activities was €2,389 million. The changes in cash flows used in financing activities primarily resulted from the repayment of borrowings of €2,086 million related to the Arcelor OCEANES (2017) and €260 million in connection with borrowings made by CST.

Year ended December 31, 2004

Cash flow from operating activities was €3,205 million for the year ended December 31, 2004 principally reflecting profit after tax of €2,693 million. Working capital increased by €726 million during the period, primarily due to an increase of inventories €1,304 million, an increase in trade receivables of €504 million partially offset by an increase in trade payables of €649 million.

For the year ended December 31, 2004, net cash used in investing activities was €1,382 million which primarily related to the €1,424 million acquisition of tangible and intangible assets, partially offset by €459 million of assets disposed of during the year including Thainox in Thailand and J&L Specialty Steel in the U.S.

There was €354 million of net cash provided by financing activities for the year ended December 31, 2004 mainly coming from a capital increase of Arcelor of €1,136 million and proceeds from borrowings of €1,205 million partially offset by €1,578 repayment of borrowings (including €722 million for the servicing of loans of Arcelor Finance and €302 million for the early servicing of OCEANEs (2017)).

Year ended December 31, 2003

For the year ended December 31, 2003, cash flow from operating activities was €2,502 million principally reflecting amortization and depreciation of €1,490 million, profit after tax of €401 million and a decrease in working capital of €641 million.

Net cash used in investing activities was €1,109 million for the year ended December 31, 2003 primarily resulting from €1,327 million in acquisitions of tangible and intangible assets primarily made in the Flat Carbon Steel sector (€734 million), in the construction of the cold-rolled and galvanized steel coil processing unit at Vega do Sul in Brazil.

Net cash used in financing activities was €686 million for the year ended December 31, 2003 primarily resulting from proceeds from borrowings of €1,891 million offset by repayment of borrowings of €2,444 million.

Financial Instruments

The Arcelor group uses financial instruments and derivatives to hedge its exposure to fluctuations in interest rates, currency exchange rates, the price of raw materials and energy and emission rights trading.

The Arcelor group uses a variety of financial instruments in order to optimize its financial expenses and income. Interest rate swaps allow Arcelor to borrow long term at variable levels and to swap the rate of debt either from the start or during the term of the loan. Arcelor also uses futures contracts to hedge the rates paid on loans and in certain cases, the difference in the interest rates between two currencies.

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The Arcelor group uses forward purchases and sales of foreign currency and related derivatives to hedge foreign currency transactions for a majority of its subsidiaries. The Arcelor group is mainly exposed to variations in value arising from exchange rate fluctuations on raw materials, energy supply and freight costs. The general policy is to completely hedge exchange risks on transactions. At December 31, 2005 exchange rate derivatives qualifying as cash flow hedges under IAS 39 gave rise to a hedging reserve of €115 million.

Arcelor uses financial instruments in order to reduce the volatility risk of certain raw materials and energy. Arcelor is exposed to risks on raw materials both via the purchase of its own raw materials and through sales contracts. At December 31, 2005, a hedging reserve of €12 million was integrated into shareholder’s equity resulting from financial instruments on raw materials and energy.

Research and Development, Patents and Licenses, etc.

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs are fully expensed as incurred.

 Off-Balance Sheet Arrangements

Arcelor has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations. In addition, Arcelor is not contingently liable for the debt of any of its affiliates or joint ventures except for certain guarantees on the debt of its subsidiaries as described above. Arcelor has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of June 30, 2006, Arcelor’s management believed that these commitments were not in excess of current market prices and reflect normal business operations.

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